UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May , 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]   No [ ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date	20 May 2003	By	/s/ David Seaton

David Seaton Chief Financial Officer

new generation pharmaceuticals

CONTACTS:	David Sheon	202 518-6321 for Novogen (U.S.)
	Chris Naughton	011 61 (02) 9878 0088 of Novogen (Australia)
	Dr. Graham Kelly	011 61 (02) 9878 0088 of Novogen (Australia)

U.S. Patent Awarded to Novogen; Enables Company to Offer Licensing Rights on Menopause

Health Claims Related to Isoflavones

(STAMFORD, Conn. — May 20, 2003) Pharmaceutical company Novogen Limited (NASDAQ: NVGN) has been granted a patent in the U.S. over the use of its isoflavone technology in the treatment of the symptoms of menopause and pre-menstrual syndrome (PMS).

The patent applies to the isoflavones genistein, daidzein, formononetin and biochanin, all of which are used commonly in pharmaceutical preparations and health supplements such as tablets, capsules, drinks and foodstuffs for the alleviation of the adverse symptoms of menopause and PMS.

Novogen pioneered the research, development, manufacture and marketing of isoflavone technology through three of its own proprietary dietary supplements, Promensil™ for the treatment of the symptoms of menopause, Rimostil™, for the maintenance of bone and heart health in women and Trinovin™ for the maintenance of prostate and urinary health for men.

Novogen also has licensed part of its technology to the DuPont controlled company Solae for which it is receiving royalty payments.

Novogen’s managing director, Mr. Christopher Naughton, said isoflavone supplements are widely used by women worldwide seeking a safe alternative to hormone replacement therapy for the maintenance of health and well being during and after menopause.

“The granting of the patent adds value to product marketing and also strengthens potential for possible further licensing transactions,” Mr. Naughton said.

“While Novogen’s principal corporate focus is on clinical trialling of various components of its phenolic hormone technology, it is a major competitive advantage to have a suite of patents around the isoflavone platform,” Mr. Naughton added.

Novogen’s isoflavone products are marketed globally and the company coordinates and manages its research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia and key international locations.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialization, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

More information on the Company can be found at www.novogen.com.

ISSUED FOR	:	NOVOGEN LIMITED

LISTINGS	:	NASDAQ (CODE NVGN) ASX (CODE NRT)

FOR FURTHER		MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR
INFORMATION	:	NOVOGEN LIMITED, TEL (02) 9878 0088DOCTOR GRAHAM KELLY, DIRECTOR TEL (02) 9878 0088

ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157